FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                No     ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated 12 September, 2017

Item 1

MATERIAL FACT

Further to the material fact communication dated 13 July 2017 of Banco Santander, S.A. (“Banco Santander”) and Banco Popular Español, S.A. (“Banco Popular”) informing of their decision to launch a commercial action aimed at building loyalty among of Grupo Santander’s retail clients affected by Banco Popular’s resolution (the “Fidelity Action”), it is hereby informed that, on the date hereof, the Securities Note and the Summary in connection with the public offer to purchase (the “Offer”) contingent redeemable perpetual bonds of Banco Santander (the “Fidelity Bonds”) have been approved by the Spanish Securities Market Commission (“CNMV”) and registered in its official records.

The Offer acceptance period goes from tomorrow until 7 December 2017.

The Offer details are contained in the Securities Note, which alongside with the Share Registration Document of Banco Santander approved by the CNMV on 4 July 2017, and the Summary, form the Offer Prospectus, which is available at the web pages of the CNMV (www.cnmv.es), of Banco Santander (www.santander.com) and of Banco Popular (www.grupobancopopular.com).

Boadilla del Monte (Madrid), 12 September 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 12, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer